As filed with the Securities and Exchange Commission on December 31, 2008

File No. 333-151310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

ARGYLE SECURITY, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-3101079 (I.R.S. Employer Identification No.)

200 Concord Plaza, Suite 700 San Antonio, TX (Address of Principal Executive Offices)	78216 (Zip Code)

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re: Argyle Security, Inc.
Registration Statement on Form S-1 (File No. 333-151310)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Argyle Security, Inc. (the “Registrant”) hereby applies for an order granting withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-151310 (collectively, the “Registration Statement”). The Registration Statement was declared effective by the Commission on June 13, 2008.

The Registrant has evaluated the costs of continuing to maintain the effectiveness the Registration Statement and has determined that savings may be achieved by no longer preparing and submitting Post-Effective Amendments to the Registration Statement. Further, the Registrant has received consents from each of the Selling Stockholders listed in the Registration Statement to withdraw the Registration Statement and the Registrant has notified each of the Selling Stockholders that the securities held are no longer registered under the Securities Act of 1933, as amended (the “Securities Act”) and that any sale, transfer or disposition of the securities must be pursuant to an exception to registration under the Securities Act.

If you have any questions regarding the foregoing application for withdrawal, please contact Matthew A. Kepke, General Counsel for the Registrant, at (212) 245-2700.

Sincerely,

Argyle Security, Inc.

By:	/s/ Donald F. Neville
Donald F. Neville
Chief Financial Officer and Principal Financial Officer